VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-6010

April 16, 2024

Attention:	Brian Soares
Christina Chalk

Re:	Xperi Inc.
PRER14A
Filed April 10, 2024
File No. 001-41486

Dear Mr. Soares and Ms. Chalk:

We respectfully set forth below our responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter addressed to Xperi Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), dated April 15, 2024. For ease of reference, each of the Staff’s comments are reproduced below in bold and are followed by the Company’s responses.

Preliminary Revised Proxy Statement on Schedule 14A filed April 10, 2024

Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

If I want to vote for one or both of the Rubric Nominees, can I use the BLUE proxy card?, page 56

Staff Comment: 1. We note your response to prior comment 4 and your statement that "voting on a white proxy card sent to you by Rubric is not the same as voting on the BLUE proxy card." Please revise to clarify that shareholders can vote for any director nominee on either card and to articulate more clearly what you believe is the different impact of voting on the white card. While we note your disclosure that doing so will revoke a previously-granted blue proxy card, it is not clear how that would affect the outcome/effect of the shareholder's voting choice.

Company Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised pages 55, 56 and 59 of the preliminary revised proxy statement to address the comment.

How many votes are needed to approve each proposal and what is the effect of withhold votes,

abstentions and broker non-votes?, page 61

1

Xperi Inc.

2190 Gold St

San Jose, CA 95002

T +1. 408.519.9100

Staff Comment: 2. Please expand your response to prior comment 5 to address the extent of a broker's discretion with respect to all of the matters to be voted on, not just Proposal 2. In this regard, we note that footnote (2) is limited to describing the extent of a broker's discretion only with respect to Proposal 2.

Company Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised pages 61 and 62 of the preliminary revised proxy statement to include a new footnote (3) for each of Proposal 1, Proposal 3(a) and Proposal 3(b) which states:

“(3) Whether or not Rubric provides a white proxy card or voting instruction form to stockholders who hold their shares in “street name,” Proposal 1, Proposal 3(a) and Proposal 3(b) is each considered to be a “non-routine” matter under NYSE rules, meaning that your broker, bank, or nominee will not have discretionary voting authority to vote your shares on such proposals if you do not provide them with specific voting instructions.”

If you require additional information or have any questions about this letter, please call me at (408) 321-6779.

Sincerely,

/s/ Robert Andersen

Robert Andersen

Chief Financial Officer

Xperi Inc.

cc (via email):	Jon E. Kirchner, Chief Executive Officer, Xperi Inc.
Joshua M. Dubofsky, Latham & Watkins LLP
Jenna B. Cooper, Latham & Watkins LLP

2

Xperi Inc.

2190 Gold St

San Jose, CA 95002

T +1. 408.519.9100